SPECIAL MEETING OF SHAREHOLDERS
(UNAUDITED)

A Special Meeting of Shareholders was held on March 28, 2003 for purposes of approving a new Investment Advisory
Agreement and a new Sub-Advisory Agreement. A majority of shareholders of the J&B Funds approved these agreements by the following vote:

Investment               For    	Against Abstain
Advisory Agreement	 1,242,020 	 440 	 -
Sub-Advisory Agreement	 1,258,639 	 440 	 -

A Special Meeting of Shareholders was held on March 28,
2003 for purposes of approving the election of ten
Trustees.  The number of votes cast in this matter were:

	                Affirmative		Abstain
P. Bradley Adams	 1,257,519 		 1,414
T. Geron Bell	  	 1,258,932 		 -
Sandra J. Hale	 	 1,258,932 		 -
Eric T. Jager	 	 1,258,932 		 -
Ronald James	 	 1,258,932 		 -
John A. MacDonald	 1,258,932 		 -
Steve W. Panknin	 1,258,932 		 -
James R. Seward	 	 1,258,932 		 -
Stephen S. Soden	 1,257,225 		 1,707
Jay H. Wein	 	 1,258,932 		 -